September 20, 2016

VIA EDGAR

Joel Parker

Senior Assistant Chief Accountant

Offices of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.
Form 40-F for the fiscal year ended December 31, 2015
Filed March 17, 2016
Response Dated July 28, 2016
File No. 001-32403

Dear Mr. Parker:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated August 24, 2016 (the “Comment Letter”), containing further comments with respect to our July 28, 2016 response to the comment letter dated July 1, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F (the “Form 40-F”) and hereby submits this letter in response to the Comment Letter. For ease of reference, the Staff’s comments are reprinted below and followed by the Company’s responses.

Form 40-F for the fiscal year ended December 31, 2015

Exhibit 99.2

17. Income Taxes, page 40

Staff’s comment

1.

We acknowledge your response to prior comment two. Please disclose the nature of the evidence supporting your recognition of the $165 million deferred tax asset in accordance with paragraph 82 of IAS 12.

Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, BC V6C 1S4
Canada
T 604 688 5755
www.turquoisehill.com

Response

Disclosure requirements of IAS 12, paragraph 82

With respect to the disclosure requirements in IAS 12 Income Taxes, paragraph 82, this standard requires disclosure of the nature of the evidence supporting recognition when:

(a)	The utilisation of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences; and

(b)	The entity has suffered a loss in either the current or preceding period in the tax jurisdiction to which the deferred tax asset relates.

In Mongolia, the jurisdiction to which the $165 million deferred tax asset recognized at December 31, 2015 relates, the Company’s principal operating subsidiary, Oyu Tolgoi LLC, had generated taxable profits (before utilization of prior period tax losses) in both the current and preceding periods (years ended December 31, 2015 and December 31, 2014). Taxable profits differ from the Oyu Tolgoi accounting loss from continuing operations reported for the years ended December 31, 2015 and December 31, 2014 in note 3 to the Company’s financial statements for the year ended December 31, 2015 (Operating segments) since, among other differences between tax and accounting bases, finance costs on an accounting basis include intercompany interest expensed but not yet paid, whereas this interest expense can only be deducted in Mongolia for tax purposes upon payment. The finance costs reported for the years ended December 31, 2015 and December 31, 2014 for Oyu Tolgoi in note 3 to the Company’s financial statements for the year ended December 31, 2015 are substantially all accrued but not paid at either year end and thus expensed for accounting purposes (resulting in an accounting loss), but not deducted from income for Mongolian tax purposes (resulting in income for Mongolian tax purposes).

In view of this recent taxable earnings history, in preparing the financial statements for the year ended December 31, 2015, we concluded that disclosure of the nature of the evidence supporting deferred tax recognition required by IAS 12, paragraph 82 was not required.

Modification of disclosures in future filings

Notwithstanding the above, in response to the comments raised by the Staff, the Company will modify disclosures in its future Consolidated Financial Statements filed on Form 40-F with respect to the accounting policy for Income taxes (currently note 2) and, provided there are no changes to current facts or circumstances, Income taxes (currently note 17), as set forth below.

Page | 2

Deletions and additions to existing disclosures are indicated by strikethrough and bold text, respectively:

Note 2

(m)	Taxation

“…enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine and/or production plans. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination…”

Note 17

(a)	(ii) Deferred tax asset ~~recognized in 2015~~

A deferred tax asset of $xxx.x million has been recognized at December 31, [2016] in relation to accrued but unpaid interest expense and tax losses in Mongolia which are subject to an eight year carry-forward limit. Deferred tax assets ~~arising on unpaid interest expense accrued~~ at December 31, [2016] ~~has~~ have been recognized to the extent that recovery is considered probable. In assessing the probability of recovery, taxable profit projections, derived from cash flow projections based on detailed life-of-mine and production plans, were evaluated with reference to commodity price sensitivities and the eight year carry-forward limit. Recognition of this deferred tax includes adjustments to previously unrecognized amounts and is based on Oyu Tolgoi LLC’s income tax rate in Mongolia.

Page | 3

A deferred tax asset of $165 million was initially recognized at December 31, 2015, in relation to accrued but unpaid interest expense following a reassessment of recoverability. No deferred tax had been recognized in previous periods, following assessments of recoverability which considered the likelihood and timing of restarting underground mine development at Oyu Tolgoi. On December 14, 2015, Oyu Tolgoi signed a $4.4 billion finance facility which, together with the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan on May 18, 2015, resolved matters prerequisite to establishing the probability of future taxable profits against which to utilize deductible temporary differences related to the accrued but unpaid interest expense. The reassessment concluded that, in view of increased certainty of underground development proceeding, it was now probable that future taxable profit would be available before the deductible temporary differences expired, and as a consequence a deferred tax asset of $165 million was recognized. In assessing the probability of recovery, taxable profit projections, derived from cash flow projections based on detailed life-of-mine and production plans, were evaluated with reference to commodity price sensitivities and the eight year carry-forward limit to which the deductible temporary differences were subject.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact me at (801) 204-2110

Very truly yours,

/s/ Steeve Thibeault

Steeve Thibeault
Chief Financial Officer
Turquoise Hill Resources Ltd.

cc:	Brian McAllister, John Coleman

Securities and Exchange Commission

Edwin S. Maynard, Esq., David E. Sobel, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Page | 4